EXHIBIT 99.4

                  CERTIFICATION OF PRINCIPAL EXECUTIVE OFFICER
                       PURSUANT TO 18 U.S.C. SECTION 1350

     In connection with the accompanying report on Form 6-K of NOVA Chemicals Corporation for the quarter ended September 30, 2007 (the "Report"), I, Jeffrey
M. Lipton, Chief Executive Officer of NOVA Chemicals Corporation, hereby certify pursuant to 18 U.S.C. ss. 1350, as adopted pursuant to ss. 906 of the Sarbanes-Oxley Act of 2002, that:

(1) such Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) the information contained in such Report fairly presents, in all material respects, the financial condition and results of operations of NOVA Chemicals Corporation.





                                              /s/ Jeffrey M. Lipton
                                              ----------------------------------
                                                 Jeffrey M. Lipton
October 24, 2007                                 Chief Executive Officer